Denison Mines Corp. Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo
PRESS RELEASE

DENISON ANNOUNCES 88% INCREASE IN INDICATED RESOURCES AT
WHEELER RIVER WITH UPDATED MINERAL RESOURCE ESTIMATE
FOR THE GRYPHON DEPOSIT

Toronto, ON – January 31, 2018 Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML) (NYSE MKT: DNN) (NYSE American: DNN) is pleased to announce an 88% increase in the Indicated Mineral Resources estimated for the Wheeler River project. Denison is also pleased to announce it has increased its interest in the Wheeler River project during 2017 from 60% to 63.3% in accordance with an agreement with its Wheeler River Joint Venture partners, as previously announced on January 10, 2017. The updated mineral resource estimate for Wheeler River is highlighted by a significant increase in the estimated mineral resources for the property’s basement-hosted Gryphon uranium deposit.

Resource Update Highlights:

●
The Gryphon deposit is estimated to contain, above a cut-off grade of 0.2% U3O8, 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, plus 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources.

●
Wheeler River is also host to the Phoenix deposit, which is estimated to include Indicated Mineral Resources of 70.2 million pounds of U3O8 above a cut-off grade of 0.8% U3O8 (166,000 tonnes at 19.1% U3O8), as disclosed in the Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada dated March 31, 2016 and prepared by Ken Reipas, P.Eng of SRK Consulting (Canada) Inc. (the “PEA”).

●
With this update to the resources estimated for the Gryphon deposit, the combined Indicated Mineral Resources estimated for Wheeler River have increased by 88% to 132.1 million pounds U3O8, which will be used to support the Pre-Feasibility Study ("PFS") initiated for the project in July 2016 and expected to be completed during 2018.

Wheeler River Property Mineral Resource Estimate Summary,
including the updated mineral resource estimate for the Gryphon deposit as of January 30, 2018 (the “Effective Date”)

Deposit	Category	Tonnes	Grade(% U3O8)	Million lbs U3O8 (100% Basis)	Million lbs U3O8 (Denison 63.3%)
Gryphon	Indicated	1,643,000	1.7	61.9	39.2
Phoenix	Indicated	166,000	19.1	70.2	44.4
	Total Indicated	1,809,000	3.3	132.1	83.6

Gryphon	Inferred	73,000	1.2	1.9	1.2
Phoenix	Inferred	9,000	5.8	1.1	0.7
	Total Inferred	82,000	1.7	3.0	1.9
Notes:
1.
CIM Definitions (2014) were followed for classification of Mineral Resources.
2.
Mineral Resources for the Gryphon deposit are reported above a cut-off grade of 0.2% U3O8. See detailed results below for additional notes related to the Mineral Resources estimated for the Gryphon deposit.
3.
Mineral Resources for the Phoenix deposit are reported above a cut-off grade of 0.8% U3O8. Mineral Resources for the Phoenix deposit were last estimated in 2014 to reflect the expansion of the high-grade zone. As no new drilling has been completed at Phoenix since that time, the mineral resource estimates for the Phoenix deposit remain current.
4.
Numbers may not add due to rounding.

David Cates, President and CEO of Denison commented, "This updated resource estimate for Gryphon marks an important milestone for the Wheeler River project – solidifying its ranking as the largest undeveloped uranium project in the infrastructure rich eastern Athabasca Basin, and positioning the project to be the next new mine developed in the region. The long-term fundamentals for the uranium mining business are certainly at the forefront of the market right now, with a series of production curtailments recently being announced. As a developer positioning to build a new mine for the next uranium bull market, we strongly believe that the ability to leverage existing infrastructure, and limit up-front costs and timelines to production, will make the difference in building and financing a new mine as the uranium market strengthens. This updated resource, is expected to bode well for our ongoing efforts related to the Wheeler River PFS, which is planned to be completed during 2018."

Dale Verran, Vice President Exploration of Denison commented, “The results of this updated mineral resource estimate validates how the Gryphon deposit has continued to grow in size and confidence – having converted more than 100% of the inferred resources previously estimated for the A, B and C series lenses into indicated resources, and introducing an initial estimate of mineralization for the D and E series lenses. With over 97% of the total resources for the project classified as indicated, we have turned our focus in 2018 to step-out drilling where the Gryphon deposit offers numerous expansion opportunities – including along strike of the new D and E series lenses.”

The updated mineral resource estimate for the Gryphon deposit was prepared for the Company by RPA Inc. ("RPA") in accordance with CIM Definition Standards (2014) in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Wheeler River Highlights

●
Largest undeveloped high-grade uranium project in the eastern Athabasca: With the updated mineral resource estimate for the property’s Gryphon deposit, the Wheeler River project retains and improves its position as the largest undeveloped high-grade uranium project in the eastern portion of the Athabasca Basin region, in northern Saskatchewan. The property is host to two high-grade uranium deposits discovered by Denison – namely the basement-hosted Gryphon deposit and the unconformity-hosted Phoenix deposit, which ranks as the highest grade undeveloped uranium deposit known in the world.

●
Proximal to existing uranium mining and milling infrastructure: The property is located in the infrastructure rich eastern portion of the Athabasca Basin, which is host to existing uranium mining and milling infrastructure, including the 22.5% Denison owned McClean Lake mill. The Wheeler River property lies alongside provincial highway 914 and a provincial powerline that run between the McArthur River mine and the Key Lake uranium mill.

●
Positive preliminary project economics: On April 4, 2016, Denison announced the results of its Preliminary Economic Assessment ("PEA”) for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA was based on the resources estimated at the Gryphon deposit in late 2015, and returned a base case pre-tax Internal Rate of Return ("IRR") of 20.4% based on the then current long term contract price of uranium (US$44.00 per pound U3O8). Denison's share of initial capital expenditures ("CAPEX") in the PEA is estimated to be CAD$336M (CAD$560M on 100% ownership basis). The PEA is preliminary in nature, was based on Inferred Mineral Resources that are considered at the time to be too speculative geologically to have the economic considerations applied to them to allow them to be categorized as mineral reserves, and there is no certainty that the results from the PEA will be realized. The updated estimate of Indicated Mineral Resources for the project of 132.1 million pounds U3O8 will support the PFS expected to be completed in 2018.

●
Increasing Denison ownership: The project is a joint venture between Denison (63.3% and operator), Cameco Corp. (“Cameco”) (26.7%), and JCU (Canada) Exploration Company Limited (“JCU”) (10%). In January 2017, Denison entered into an agreement with its Wheeler River Joint Venture partners to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project to up to approximately 66%. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share in 2017 and 2018, and JCU is expected to continue to fund its 10% interest in the project.

●
Significant potential for resource growth: The Gryphon deposit is a growing, high-grade uranium deposit that belongs to a select group of large basement-hosted uranium deposits in the eastern Athabasca Basin, which includes Cameco’s Eagle Point mine and Millennium deposit, and Rio Tinto's Roughrider deposit. The Gryphon deposit remains open in numerous areas with significant potential for future resource growth. Priority target areas include: (1) Along strike to the northeast of the E series lenses, where both unconformity and basement potential exists; (2) Down plunge of the A and B series lenses; (3) Along strike to the northeast and southwest of the D series lenses; and (4) Within the currently defined D series lenses, where additional high-grade shoots may exist.

In addition, very little regional exploration has taken place on the property in recent years, with drilling efforts focussed on Phoenix and Gryphon, which were discovered in 2008 and 2014 respectively. The property is host to numerous uranium-bearing lithostructural corridors which are under- or unexplored and have the potential for additional large, high-grade unconformity or basement hosted deposits. Exploration drilling is warranted along these corridors to follow-up on previous mineralized drill results, or to test geophysical targets identified from past surveys.

Details of the Updated Mineral Resource Estimate for the Gryphon Deposit

Updated Mineral Resource Estimate

The Gryphon deposit was discovered in March 2014 and, following the completion of 66 drill holes (40,864 metres of drilling) on an approximate 50 x 50 metre spacing, a maiden resource estimate was completed by RPA in September 2015. The maiden estimate was comprised of Inferred Mineral Resources of 43.0 million pounds of U3O8 above a cut-off grade of 0.2% U3O8 (834,000 tonnes at 2.3% U3O8) and included the deposit’s A, B and C series lenses.

The updated mineral resource estimate, reported herein, was completed by RPA – a recognized independent consulting firm with significant resource estimation experience in high-grade Athabasca uranium deposits. For the updated mineral resource estimate, RPA used data collected from eight diamond drilling campaigns completed during the last four years, including a total of 117,788 metres of drilling in 210 drill holes. The updated mineral resource estimate includes the expanded A and B series lenses, C series lenses, and the recently delineated D and E series lenses, as detailed in the table below.

Mineral Resource Estimate for the Gryphon Deposit
with an Effective Date of January 30, 2017 (100% basis)

Lens	Category	Tonnes	Grade (% U3O8)	Million lbs U3O8 (100% Basis)
A1HG	Indicated	148,000	7.60	24.72
A1	Indicated	365,000	0.84	6.74
A2	Indicated	262,000	0.96	5.52
A3	Indicated	36,000	0.38	0.30
B1	Indicated	161,000	1.05	3.74
B2	Indicated	158,000	1.50	5.24
B3	Indicated	59,000	1.33	1.71
C1	Indicated	105,000	1.19	2.74
D1HG_HW	Indicated	17,000	5.00	1.82
D1HG_MD	Indicated	11,000	7.37	1.80
D1HG_FW	Indicated	15,000	7.52	2.47
D1	Indicated	153,000	0.58	1.95
D4	Indicated	89,000	0.74	1.45
E2	Indicated	65,000	1.15	1.66
	Total Indicated	1,643,000	1.71	61.86
A4	Inferred	2,000	0.34	0.01
B5	Inferred	10,000	0.25	0.05
D2	Inferred	5,000	0.40	0.04
D3	Inferred	13,000	1.19	0.35
E1	Inferred	31,000	1.30	0.88
E2	Inferred	12,000	2.01	0.54
	Total Inferred	73,000	1.18	1.89

Notes:
1.
CIM Definitions (2014) were followed for classification of mineral resources.
2.
Mineral Resources are estimated at an incremental cut-off grade of 0.2% U3O8 using a long-term uranium price of US$50 per lb, and a US$/C$ exchange rate of 0.75. The cut-off grade is based on incremental operating costs for low-grade material.
3.
A minimum mining width of 2 metres was used.
4.
Bulk density is derived from grade using a formula based on 279 measurements.
5.
High grade mineralization was capped at 30% U3O8 and restricted at 20% U3O8 for the A1HG and capped at 20% U3O8 for the D1HG with no search restrictions.
6.
Low grade mineralization was capped at 20% U3O8 for the C1 domain with search restrictions applied to U3O8 grades greater than or equal to 10.0% U3O8.
7.
Low grade mineralization was capped at 15% U3O8 for the B1, B2, E1 and E2 domains with search restrictions applied to U3O8 grades greater than or equal to 10.0% U3O8 for the B1 domain and 5.0% U3O8 for the E2 domain.
8.
Low grade mineralization was capped at 10% U3O8 for the A1-A4, B3-B7, C4-C5, and D2-D4 domains with no search restrictions.
9.
Low grade mineralization was capped at 5% U3O8 for the D1 domain with no search restriction
10.
Numbers may not add due to rounding.

Geology and Mineralization

The Gryphon uranium deposit occurs within southeasterly dipping crystalline basement rocks of the Wollaston Supergroup below the regional sub-Athabasca Basin unconformity. The deposit is located from 520 to 850 metres below surface and has an overall strike length of 610 metres, dip length of 390 metres and varies in thickness between 2 and 70 metres, depending on the number of mineralized lenses present. The mineralized lenses are controlled by reverse fault structures which are largely conformable to the basement stratigraphy and dominant foliation. The A, B and C series of lenses comprise stacked, parallel lenses which plunge to the northeast along a fault zone (“G-Fault”) which occurs between hanging wall graphite-rich pelitic gneisses and a more competent pegmatite-dominated footwall. A ubiquitous zone of silicification (“Quartz-Pegmatite Assemblage”) straddles the G-Fault and the A, B and C series of lenses occur hanging wall, within, and footwall to the Quartz-Pegmatite Assemblage respectively. The D series of lenses occur within the pegmatite-dominated footwall along a secondary fault zone (“Basal Fault”) or within extensional relay faults which link to the G-Fault. The E series of lenses occur along the G-Fault, up-dip and along strike to the northeast of the A and B series lenses, within the upper basement or at the sub-Athabasca unconformity. Mineralization within the Gryphon deposit lenses is dominated by massive, semi-massive or fracture-hosted uraninite associated with an alteration assemblage comprising hematite, dravitic tourmaline, illite, chlorite and kaolinite. Secondary uranium minerals, including uranophane and carnotite, and sulphides are trace in quantity.

Drilling, Sampling and Assay Procedures

The updated mineral resource estimate for the Gryphon deposit, reported herein, is based on a total of 210 drill holes. Drill collars were surveyed in the field utilizing a Differential Global Positioning System (“DGPS”) and the trajectory of all drill holes was determined with a Reflex survey instrument in single point mode, which measures the dip and azimuth at 50 metre intervals down the hole. Denison employed a directional drilling method to improve drilling accuracy and 120 of the 210 drill holes were completed as subsurface ‘daughter’ holes which were drilled as off-cuts from surface ‘parent’ holes.

Drill core with anomalous total gamma radioactivity (>300 counts per second utilizing a RS-120 or RS-125 scintillometer) was sampled over 0.5 metre intervals. Sampling is undertaken on site by splitting the core in half, with one half submitted for analysis and the other half retained in the core box for future reference. Uranium assays are performed by the Saskatchewan Research Council ("SRC") Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Other major and trace elements are determined using ICP-MS or ICP-OES after partial and total digestions. Boron values are obtained through NaO2/NaCO3 fusion followed by ICP-OES. In addition to internal checks by SRC Geoanalytical Laboratories, the Company has rigorous quality assurance and quality control ("QAQC") procedures including the insertion of standard reference materials, blanks and field duplicates. The assay data is subject to verification procedures by qualified persons employed by Denison prior to disclosure. Core recovery at Gryphon is typically 100% and therefore radiometric equivalent U3O8 grades ("eU3O8") are seldom required as a substitute for chemical U3O8 assays. For the updated Gryphon mineral resource estimate, reported herein, 6.5 % of the assay intervals relied on eU3O8 grades where core recovery was less than 80%. For further details on the assay, QAQC and data verification procedures please see Denison's Annual Information Form dated March 23, 2017 filed under the Company's profile on SEDAR (www.sedar.com).

Estimation Methodology

The three-dimensional mineralized wireframes were created by Denison utilizing Gemcom software following detailed interpretation of the deposit geology and structure. The wireframes were defined using a threshold of 0.05% U3O8 and minimum thickness of two metres. One higher grade domain was defined within the A1 lenses and three higher grade domains were defined in the D1 lenses based on a threshold of 4.0% U3O8. The wireframes and drilling database were sent to RPA for grade modelling following QAQC which included ensuring the wireframes were ‘snapped’ to the drill hole mineralized intervals.

Based on 279 dry bulk density determinations, a polynomial formula was determined relating bulk density to uranium grade which was used to assign a density value to each assay. Bulk density values were used to weight grades during the resource estimation process and to convert volume to tonnage. Uranium grade multiplied by density (GxD) values and density (D) values were interpolated into blocks measuring 5 metres by 1 metre by 2 metres using an inverse distance squared (ID2) algorithm since variograms were not considered good enough to derive kriging parameters. Hard domain boundaries were employed at the wireframe edges, so that blocks within a given wireframe were only informed by grade data from that wireframe. For the A1 high-grade domain, assays were capped at 30% U3O8 with a search restriction applied to composite grades over 20% and for the D1 high-grade domains, assays were capped at 20% U3O8 with no search restriction. For the A1-A4, B3-B7, C4-C5 and D2-D4 low-grade domains, assays were capped at 10% U3O8. For the C1 low-grade domain, assays were capped at 20% U3O8 with a search restriction applied to composite grades over 10%. For the B1, B2, E1 and E2 low-grade domains, assays were capped at 15% U3O8 with search restrictions applied to composite grades over 10% U3O8 for the B1 domain and 5.0% U3O8 for the E2 domain. For the D1 low-grade domain, assays were capped at 5% U3O8. Block grade was derived from the interpolated GxD value divided by the interpolated D value for each block. Block tonnage was based on volume times the interpolated D value.

The mineral resource estimate for the Gryphon deposit was classified according to the drill hole spacing and the apparent continuity of mineralization, as either Indicated Mineral Resources (generally, drill hole spacing of 25 x 25 meters) or Inferred Mineral Resources (generally, drill hole spacing of 50 x 50 metres). The block models were validated by comparison of domain wireframe volumes with block volumes, visual comparison of composite grades with block grades, comparison of block grades with composite grades used to interpolate grades, and comparison with estimation by a different method.

Updated Wheeler River Technical Report

RPA, an independent technical consulting firm, was retained by Denison on behalf of the Wheeler River Joint Venture to prepare the updated mineral resource estimate for the Gryphon deposit. An updated independent Technical Report will be prepared for the Wheeler River Project, including both the Gryphon and Phoenix deposits, and will be filed on SEDAR (www.sedar.com) within 45 days of this news release.

Qualified Persons

The Mineral Resource Estimate was prepared by Mr. Mark Mathisen, C.P.G., Principal Geologist at RPA and Mr. William Roscoe, PhD, P. Geo, Principal Geologist at RPA, who read and approved the related disclosure about the mineral resources in this press release. Both are independent Qualified Persons in accordance with the requirements of NI 43-101.

The technical information contained in this release has been reviewed and approved by Mr. Dale Verran, MSc, P.Geo, Pr.Sci.Nat., Denison's Vice President, Exploration, who is also a Qualified Person in accordance with the requirements of NI 43-101.

About Wheeler River

Wheeler River is the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is a joint venture between Denison (63.3% and operator), Cameco Corp. (“Cameco”) (26.7%), and JCU (Canada) Exploration Company Limited (“JCU”) (10%), and is host to the high-grade Gryphon and Phoenix uranium deposits discovered by Denison in 2014 and 2008, respectively.

On April 4th, 2016, Denison announced the results of a Preliminary Economic Assessment (“PEA”) for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA returned a base case pre-tax Internal Rate of Return ("IRR") of 20.4% based on the current long term contract price of uranium (US$44.00 per pound U3O8), and Denison's share of estimated initial capital expenditures ("CAPEX") of CAD$336M (CAD$560M on 100% ownership basis). Exploration results from the subsequent drilling programs have not been incorporated into the resource estimate or the PEA. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. On July 19th, 2016 Denison announced the initiation of a Pre-Feasibility Study ("PFS") for the Wheeler River property and the complimentary commencement of an infill drilling program at the Gryphon deposit.

As previously announced on January 10, 2017, Denison has entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU, to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project to up to approximately 66%. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share in 2017 and 2018, and JCU is expected to continue to fund its 10% interest in the project. Pursuant to the agreement, as at December 31, 2017, Denison has increased its interest in the Wheeler River project from 60% to 63.3%.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which hosts the high-grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 347,000 hectares in the Athabasca Basin region, including 327,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture (“MLJV”), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest and Midwest A deposits, and a 64.22% interest in the J Zone deposit and Huskie discovery on the Waterbury Lake property. Each of Midwest, Midwest A, J Zone and Huskie are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to the following: exploration (including drilling) and evaluation activities, plans and objectives; potential mineralization of drill targets; the estimates of Denison's mineral resources and the results of its PEA; plans and objectives with respect to updating its resource estimates and preparing a PFS to assess on a preliminary basis the potential for mine development an whether to proceed with a detailed feasibility study; and Denison’s percentage interest in its properties and its plans and agreements with its joint venture partners, as applicable. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Factors, such as environmental impacts, stakeholder approvals, and capital needs can significant alter plans and achievements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 23, 2017 under the heading "Risk Factors". These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Figure 1: Location map of the Wheeler River property.

Plan Map, Gryphon Deposit

Denison Mines

NW
SE
Gryphon Deposit Schematic Cross-Section
E Series Lenses
Sub-Athabasca Unconformity
Quartz Pegmatite Assemblage
Upper Graphite
Basal Pegmatite
Lower Graphite
A Series Lenses
D Series Lenses
C Series Lenses
B Series Lenses
0
100m
474900.00 X
475000.00 X
475100.00 X
475200.00 X
475300.00 X
475400.00 X
475500.00 X
475600.00 X
N
6377000.00 Y
6376900.00 Y
6376800.00 Y
6376700.00 Y
6376600.00 Y
6376500.00 Y
6376400.00 Y
6376300.00 Y
6376200.00 Y
Lithology at the Unconformity
Graphitic Pelite
Pelite
Semi Pelite
Quartzite
Pegmatite
Calc-Silicate
Granite Gneiss
Fault
Drill Trace
Basal Fault
G Fault
Offset Fault
E Series Lenses
A Series Lenses
B Series Lenses
C Series Lenses
D Series Lenses
0
100m
474400.00 X
474500.00 X
474600.00 X
474700.00 X
474800.00 X
474900.00 X
475000.00 X
475100.00 X
475200.00 X
475300.00 X
475400.00 X
475500.00 X
475600.00 X

Figure 2: Plan map of the northeast plunging Gryphon mineralized lenses projected up to the simplified basement geology at the sub-Athabasca unconformity.